FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 November 2010

HSBC BANK CANADA
THIRD QUARTER 2010 RESULTSW

• Reported net income attributable to common shares was C$89 million for the quarter ended 30 September 2010, a decrease of 11.9 per cent over the same period in 2009.

• Reported net income attributable to common shares was C$325 million for the nine months ended 30 September 2010, an increase of 8.3 per cent over the same period in 2009.WW

•    Return on average common equity was 9.9 per cent for the quarter ended 30 September 2010 and 12.4 per cent for the nine months ended 30 September 2010 compared with 11.8 per cent and 11.7 per cent respectively for the same periods in 2009.WW

•    The cost efficiency ratio was 59.2 per cent for the quarter ended 30 September 2010 and 57.6 per cent for the nine months ended 30 September 2010 compared with 54.7 per cent and 52.8 per cent respectively for the same periods in 2009.

• Total assets were C$74.1 billion at 30 September 2010 compared with C$71.6 billion at 30 September 2009.

• Total funds under management increased to C$29.7 billion at 30 September 2010 compared with C$27.0 billion at 30 September 2009.

• Tier 1 capital ratio of 13.1 per cent and a total capital ratio of 15.8 per cent at 30 September 2010 compared to 11.7 per cent and 14.4 per cent respectively at 30 September 2009.WW

W Results are prepared in accordance with Canadian generally accepted accounting principles.

WW Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions in accordance with Basel II capital adequacy framework.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares for the third quarter of 2010 of C$89 million, a decrease of C$12 million, or 11.9 per cent compared with the C$101 million reported in the same period in 2009, and a decrease of C$63 million or 41.4 per cent compared to C$152 million for the second quarter of 2010. Net income attributable to common shares for the nine months ended 30 September 2010 was C$325 million, compared with the C$300 million reported in the same period in 2009, an increase of C$25 million or 8.3 per cent. Good results during the first nine months of 2010 were somewhat masked by the impact of fair value accounting on economic hedges and changes in the market values of certain non-trading financial assets and liabilities. Even though no economic gain or loss occurred, these adjustments resulted in a mark-to-market loss of C$64 million in the third quarter of 2010, compared to a gain of C$12 million in the same period in 2009 and a loss of C$25 million in the second quarter of 2010. Income before tax excluding these items for the third quarter increased by 37.3 per cent over the comparative period in 2009 and decreased by 19.6 per cent compared to the second quarter of 2010. For the nine months ended 30 September 2010, income before tax excluding these mark-to-market adjustments increased by 69.8 per cent compared to the same period in 2009.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"Satisfactory operating results for the third quarter of 2010 reflect the strong fundamentals underpinning the bank's core businesses.

"Uncertainty remains regarding the strength of Canada's economic recovery. However, HSBC's financial strength and strong liquidity position have enabled us to continue meeting our customers' needs through the tough times and our international connectivity means we are perfectly placed to support their growth ambitions as activity picks up."

Business Performance in the Third Quarter of 2010

Personal Financial Services (PFS)

Key Initiatives

•    HSBC Wealth Management continued to rank second amongst the Canadian banks in year-to-date net mutual fund sales (Source: Investment Funds Institute of Canada's August report). This has contributed to an increase in total assets under management of 6.5 per cent in the third quarter and 5.4 per cent year to date.

•    Launched a new product proposition, "HSBC Advance", which combines international banking with wealth management services, aimed at increasing our market share of emerging affluent customers, with a television and print campaign in business, lifestyle and cultural publications and websites, reaching an internationally minded target audience.

Financial Highlights

Income before taxes for the PFS business for the third quarter of 2010 was C$14 million compared with C$15 million for the same period in 2009. Net interest income was C$18 million lower mainly due to tight spreads on personal deposit balances and movement of funds from term deposits to assets under management. Non-interest revenue was C$26 million higher due to revenues from wealth management business resulting from stronger sales and increased activity in stock markets and prior year's markdown of the bank's non-bank Canadian asset backed commercial paper ("ABCP"). Non-interest expenses were C$12 million higher mainly due to higher salary costs related to higher commission expense due to increase in variable revenues relating to securities business, higher corporate incentives and expenses relating to termination of certain equipment contracts partially offset by lower severance costs, certain commodity tax recoveries and cost control measures. The provision for credit losses was C$3 million lower due to a lower collective impairment charge in the current year.

On a year-to-date basis, income before taxes was C$45 million, compared with C$24 million for the same period last year, an increase of C$21 million. Net interest income was C$37 million lower due to lower liquidity premiums and continued spread compression on retail deposits due to competitive pricing and movement of funds from term deposits to assets under management. This was partially offset by product growth in personal loans and residential mortgages. Non-interest revenue was C$79 million higher mainly due to revenues from wealth management business due to stronger sales and increased market activity resulting in higher client trading volumes, a recovery of previously recorded losses on non-bank ABCP and the non-recurrence of a loss contingency recorded in the prior year. Non-interest expenses were C$28 million higher mainly due to higher staff and incentive costs, expenses relating to termination of certain equipment contracts, higher marketing expenses and certain commodity tax recoveries realized in prior year. This was partially offset by lower severance costs and cost control measures. The provision for credit losses was C$7 million lower mainly due to prior year's non-bank ABCP related provision of C$12m partially offset by higher collective impairments in the current year.

Commercial Banking (CMB)

Key Initiatives

•    CMB continued to leverage our Global Banking and Markets capabilities and international connectivity through our Global Links system which tracks and measures cross-border CMB referrals within HSBC worldwide, resulting in increased referrals and revenues from foreign exchange, equity and debt capital markets and derivative instruments.

• CMB continued to execute our Business Direct strategy, with the successful migration of a large number of existing clients as well as new client acquisitions.

• Driven by Payments and Cash Management initiatives, CMB's deposits have grown C$1.6 billion year on year and contributed to narrowing the funding gap.

Financial Highlights

Income before taxes for the CMB business for the third quarter of 2010 was C$127 million, an increase of C$1 million, compared with C$126 million in the same quarter in 2009. Net interest income increased C$10 million driven by higher net interest margins and growth in commercial deposits from the Mid-Market (MME) and Business Banking (BB) segments. This was partially offset by lower lending volumes largely in the real estate sector.  Non-interest revenue was C$32 million higher driven by growth of fees from bankers' acceptances and standby credits, trade finance revenues and a C$12 million mark down of non-bank ABCP in 2009. Provisions for credit losses were C$21 million higher driven by an increase in losses from the real estate and automotive sectors.

On a year-to-date basis, income before taxes was C$427 million, compared with C$313 million in the same period last year, an increase of C$114 million, or 36.4 per cent. Net interest income was C$42 million higher due to higher lending margins and growth in commercial deposits, partially offset by lower lending volumes in the MME and Commercial Real Estate (CRE) segments. Non-interest revenue increased C$64 million compared to prior year due to an increase in fees from bankers' acceptances and standby credits and higher foreign exchange commissions. Additionally, there was a C$7 million recovery of provision in excess of write down value for non-bank ABCP held, compared to a net C$6 million mark down of non-bank ABCP in 2009. Provisions for credit losses decreased C$39 million resulting from reduced provisions in the manufacturing, trade and service sectors.

Global Banking and Markets (GBM)

Key Initiatives

• Continued to focus on cross-border capital market and banking activities by leveraging our global capabilities

•    Continued to focus on initiatives to improve the Bank's overall liquidity and funding position, including the securing of C$1.1 billion of term funding in the third quarter following a successful investor roadshow.

Financial Highlights

Income before taxes for the GBM business for the third quarter of 2010 was C$7 million, a decrease of C$27 million, compared with the same period in 2009. Excluding the impact of mark-to-market accounting losses, income before taxes was C$71 million in the third quarter, or C$49 million higher than the same period in 2009. Net interest income was C$45 million higher due to the reduction in funding and liquidity costs and the positive impact from the increase in the Bank of Canada interest rates and the stable interest rate environment. Non-interest revenue decreased by C$74 million mainly from the impact of mark-to-market accounting losses on interest rate derivatives used as economic hedges and a reduction in the translation gains recorded on US dollar funding of US dollar AFS securities partially offset by a reduction in hedge ineffectiveness. Excluding the impact of these mark-to-market accounting losses non-interest revenues increased C$3 million due to a C$14 million markdown of non-bank ABCP in 2009 offset by lower capital markets fees.

On a year-to-date basis, income before taxes was C$31 million, a decrease of C$169 million from the same period last year. Excluding the impact of mark-to-market accounting losses, income before taxes was C$232 million for the year to date, or C$93 million higher than the same period in 2009. Net interest income was C$128 million higher compared to the prior year due to the reduction in funding and liquidity costs and the positive impact from the increase in Bank of Canada interest rates and the stable interest rate environment. Non-interest revenue was C$301 million lower mainly from the impact of mark-to-market losses on interest rate derivatives used as economic hedges and by a reduction in the translation gains recorded on US dollar funding of US dollar AFS securities. This was offset by a decrease in mark-to-market accounting losses incurred on the value of our own debt due to changes in credit spread. Excluding the impact of these mark-to-market accounting losses non-interest revenues decreased C$34 million mainly due to a reduction in gains on sale of AFS securities, a decrease in capital market fees due to an overall decrease in market activities and a decrease in core rates and credit trading profits. Non-interest expense was C$12 million higher due to increase in other staff costs and support costs. Provisions for credit losses were C$16 million lower mainly due to the markdown of non-bank ABCP in 2009.

Consumer Finance (CF)

Key Initiatives

• Modest growth of retail services client base and volumes.
• Continued to manage risk and improved credit quality.

Financial Highlights

Income before taxes for the CF business for the third quarter of 2010 was C$5 million compared with a loss of C$5 million for the same period in 2009. Net interest income was C$9 million lower due to lower receivables as a result of lower loan originations, partially offset by lower funding costs. Non-interest revenue was C$10 million higher mainly due to an other-than-temporary impairment ("OTTI") charge of C$11 million recorded on certain AFS MBS in 2009. Non-interest expenses were higher by C$4 million primarily due to higher marketing and outside services costs. The provision for credit losses decreased by C$13 million compared with the comparative period, due to reduced delinquency arising from improved economic conditions, investments in credit collection processes and credit tightening decisions.

On a year-to-date basis, income before taxes was C$43 million compared to a loss of C$36 million in 2009. Net interest income was C$50 million lower due to lower receivables. Non-interest revenue was C$23 million higher due to the sale of certain insurance annuities in 2010, OTTI recorded on AFS mortgage-backed securities in 2009, and the impact of changing credit spreads on the fair value of our own debt resulting in a credit in the current year compared to a charge in 2009. Non-interest expense decreased by C$10 million from the comparative period in 2009. Excluding the restructuring charge of C$5 million in 2009, non-interest expense reduced C$5 million as a result of a reduction of the branch network together with other cost control measures. The provision for credit losses decreased C$96 million due to lower delinquency levels in 2010 compared to the prior period.

Analysis of Consolidated Financial Results for the Third Quarter of 2010

Net interest income

Net interest income for the third quarter of 2010 was C$396 million, compared with C$368 million for the same quarter in 2009, an increase of C$28 million, or 7.6 per cent. This resulted from an increase in average interest earning assets from C$61.8 billion to C$62.8 billion and an increase in net interest margin to 2.50 per cent in the quarter compared with 2.36 per cent in the same quarter of 2009, despite a shift in asset mix from higher earning commercial loans to lower yielding government securities as a result of a lower demand for credit.

On a year-to-date basis, net interest income was C$1,169 million in 2010 compared with C$1,086 million in the same period last year, an increase of C$83 million, or 7.6 per cent. Net interest margin increased by 16 basis points to 2.52 per cent, while average interest earning assets increased by C$0.6 billion. This increase primarily resulted from a reduction in funding and liquidity costs and the positive impact of higher interest rates and a more stable interest rate environment, whereas in 2009 the bank experienced a compression of margins resulting from economic actions taken by governments at that time to counter the world-wide recession.

Non-interest revenue

Non-interest revenue was C$216 million in the third quarter of 2010, compared with C$222 million for the same quarter in 2009, a decrease of C$6 million, or 2.7 per cent. Canadian generally accepted accounting principles require that mark-to-market changes in the fair values of derivatives used as hedges for certain of the bank's non-trading assets and liabilities that do not qualify for hedge accounting are recorded in income although no economic loss has arisen. This includes derivatives related to certain mortgage securitization programs where the bank does not expect to realize any gains or losses as the intent is to hold such derivatives to maturity. Similarly, changes in market values of certain other non-trading financial assets and liabilities are also required to be included in reported income, even though no economic gain or loss has resulted. These non-cash items are primarily driven by changes in market interest and foreign exchange rates or refinement of model assumptions used in valuing certain complex financial instruments. Changes in mark-to-market values can create significant inter-period volatility in the bank's reported results, but as these instruments are normally held to their maturity, there is no resulting economic gain or loss. The impact of these mark-to-market changes on non-interest revenue in the Global Banking and Markets business in the third quarter of 2010 was a charge of C$64 million compared to a credit of C$12 million in the third quarter of 2009.

Excluding the impact of the other mark-to-market accounting losses noted above, non-interest revenue increased by C$70 million or 33.3 per cent from the same quarter in 2009. Trading revenue in Global Banking and Markets was C$34 million higher in the third quarter of 2010 compared to the same period in the prior year. The increase compared to the prior year is primarily due to a C$42 million markdown on the bank's ABCP portfolio that was recorded in trading income in the third quarter of 2009. This was partially offset by lower trading gains compared to 2009, which benefited from volatile interest and foreign exchange markets and the favourable impact of foreign currency funding in the lower interest rate environment at that time. Other income was C$22 million higher due to increases in recoveries for HSBC Technology Services from other HSBC Group companies and a C$8 million increase in fees from the Global Investor Immigration Services ("GIIS") program, partially offset by a C$3 million write down following a decision to expense certain computer software related to regulatory systems. Gains on available-for-sale ("AFS") securities were C$16 million higher, reflecting gains on securities sold in the third quarter of 2010, compared to a charge of C$11 million for other-than-temporary impairment in the same period last year. Credit fees were C$6 million higher due to pricing initiatives in the Commercial Banking business. Investment administration fees in the Personal Financial Services business were also C$6 million higher reflecting the increased market values of customer portfolios compared to the prior year. Capital market fees in Global Banking and Markets were C$11 million lower due to a lower level of activities in underwriting, advisory, equity and debt markets in 2010 compared to the same period in the previous year.

On a year-to-date basis, non-interest revenue was C$653 million in 2010, compared with C$788 million in the same period last year, a decrease of C$135 million, or 17.1 per cent. Other mark-to-market losses were C$201 million which, when compared to gains of C$61 million recorded in the same period in 2009, had an adverse impact of C$262 million. Excluding the impact of these items, non-interest revenue increased by C$127 million or 17.5 per cent. Other income was C$65 million higher, primarily due to increases in fees from the GIIS program of C$18 million, increased loan insurance revenues of C$3 million and increases in recoveries from other HSBC Group companies. 2009 also reflected the adverse impact of a C$20 million loss contingency. Credit fees were C$27 million higher due to pricing initiatives and investment administration fees were C$21 million higher reflecting the increased average market values of customer portfolios as well as increased sales of investment products. Trading revenue was C$11 million higher than the same period in 2009. Trading income in 2010 included a C$20 million recovery of previously recorded losses as a result of the disposal of substantially all of the bank's ABCP portfolio, compared to a C$25 million year-to-date mark-to-market write down recorded in 2009. Excluding these ABCP related amounts, trading income decreased by C$34 million in 2010, as 2009 benefited from volatile interest and foreign exchange markets. Securitization income was C$9 million higher compared to the previous year. Foreign exchange revenue was C$5 million higher than the prior year. Capital market fees were C$12 million lower than the same period in 2009, reflecting a lower level of activity in 2010.

Non-interest expenses

Non-interest expenses of C$362 million in the third quarter of 2010 were C$39 million or 12.1 per cent higher than the same period in 2009. Salaries and employee benefits were little changed compared to the previous year. Full time salaries in the Consumer Finance business decreased following reductions in branch operations and there were lower stock-based compensation costs. However, these decreases were offset by higher salary expenses relating to the delivery of technology services to other HSBC Group companies, reflecting the correspondingly higher level of recoveries noted above, and an increase in performance-based incentives as a result of better underlying performance. Premises and equipment expenses increased marginally due to the termination of certain equipment contracts. Other non-interest expenses were C$36 million higher mainly due to increased expenses related to the delivery of technology services to other HSBC Group companies, with the related recoveries recorded in non-interest revenue, and higher brokerage expenses resulting from increased activity in the GIIS program. The cost efficiency ratio for the third quarter of 2010 was 59.2 per cent compared to 54.7 per cent in the same period in 2009 mainly as a reflection of the adverse swing in other mark-to-market accounting gains and losses, which is a non-cash item. Excluding the impact of this swing, the cost efficiency ratio improved by 2.3 percentage points.

On a year-to-date basis, non-interest expenses were C$1,050 million in 2010, compared with C$989 million in the same period last year, an increase of C$61 million or 6.2 per cent. Salaries and employee benefits were C$5 million lower mainly due to lower full time salaries in the Consumer Finance business following reductions in branch operations and lower stock based compensation following reductions in awards, offset by slightly higher performance-based incentives. Premises and equipment expenses were C$3 million higher compared to the same period in 2009. Other non-interest expenses were C$63 million higher mainly due to increased expenses relating to the delivery of technology services to other HSBC Group companies, with the related recoveries recorded in non-interest revenue, higher brokerage expenses resulting from increased activity in the GIIS program and increased marketing expenditures as the bank continues to promote its brand. This was partially offset by reductions in corporate capital taxes. On a year-to-date basis, the cost efficiency ratio was 57.6 per cent compared to 52.8 per cent in 2009. Excluding the impact of the other mark-to-market items noted above, the cost efficiency ratio improved by 2.7 percentage points compared to the prior year.

Credit quality and provision for credit losses

The provision for credit losses was C$97 million in the third quarter of 2010 and the third quarter of 2009, and C$66 million for the second quarter of 2010. The increase compared to the second quarter resulted from losses on a small number of specific credit facilities. On a year-to-date basis, the provision for credit losses decreased by C$158 million, or 41.1 per cent, to C$226 million in 2010. Although conditions still remain uncertain, the improvement in 2010 compared to 2009 was due to a decrease in specific provisions for credit losses reflecting improved economic conditions and lower delinquencies in the Consumer Finance business. Gross impaired credit exposures were C$917 million, compared with C$1,022 million at 31 December 2009 and C$1,139 million at 30 September 2009. Total impaired exposures, net of specific allowances for credit losses, were C$696 million at 30 September 2010 compared with C$836 million at 31 December 2009 and C$898 million at 30 September 2009. Total impaired exposures includes C$158 million (31 December 2009 - C$214 million, 30 September 2009 - C$218 million) of Consumer Finance and other consumer loans, for which impairment is assessed collectively. The general allowance applicable to Consumer Finance loans was C$148 million compared to C$201 million at 31 December 2009 and C$209 million at 30 September 2009. The total general allowance was C$400 million compared to C$452 million and C$468 million at 31 December 2009 and 30 September 2009 respectively. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.5 per cent at 30 September 2010, unchanged from 31 December 2009 and slightly lower than 1.6 per cent at 30 September 2009.

Income taxes

The effective tax rate in the third quarter of 2010 was 28.6 per cent, compared with 29.3 per cent in the same quarter of 2009 and 29.8 per cent in the second quarter of 2010. The lower effective tax rate in the current quarter resulted from the recognition of certain investment tax credits relating to prior years.

Balance sheet

Total assets at 30 September 2010 were C$74.1 billion, an increase of C$2.8 billion from 31 December 2009 and C$2.5 billion from 30 September 2009. The increase in total assets is primarily due to a C$2 billion increase in settlement accounts (included in "other assets", with a corresponding increase in "other liabilities"), which can fluctuate significantly from period to period depending on the timing and volume of transactions around reporting periods. The balances in these accounts were particularly high at 30 September 2010 as a result of a substantial increase in activity related to the facilitation of trades on behalf of our HSBC Group affiliates, which is consistent with the bank's strategy to improve and leverage its international connectivity. Liquidity remained strong at 30 September 2010, with C$27.6 billion of cash resources, securities and reverse repurchase agreements, compared to C$25.1 billion at 31 December 2009 and C$24.2 billion at 30 September 2009. This was partially offset by a decrease of C$1.4 billion in business and government loans and customers liabilities under acceptances from the end of 2009, which arose as a result of lower borrowing demands from clients who are de-leveraging their exposures following the effect of the world-wide recession and a reduction in our real estate exposures. There was also a decrease in Consumer Finance receivables of C$0.5 billion and a decrease in the net amount of residential mortgages outstanding of C$0.3 billion as a result of lower loan originations arising from credit tightening decisions. In the Personal Financial Services business higher demand resulted in an increase in consumer loans and personal lines of credit of C$0.2 billion from the end of 2009.

Total deposits increased to C$51.9 billion at 30 September 2010 from C$50.2 billion at 31 December 2009 and C$49.5 billion at 30 September 2009. The main drivers for the increases were business deposits together with smaller increases in wholesale deposits, which are included in business and government deposits.

Total assets under administration

Funds under management were C$29.7 billion at 30 September 2010, an increase of C$1.5 billion from 31 December 2009 and an increase of C$2.7 billion from 30 September 2009. Including custody and administration balances, total assets under administration were C$39.1 billion compared with C$38.9 billion at 31 December 2009 and C$37.4 billion at 30 September 2009.

Capital management and regulatory capital ratios

Capital adequacy ratios calculated in accordance with the Basel II framework were 13.1 per cent for tier 1 and 15.8 per cent for total capital at 30 September 2010 compared with 12.1 per cent and 14.9 per cent at 31 December 2009, and 11.7 per cent and 14.4 per cent at 30 September 2009 respectively.

Dividends

During the third quarter of 2010, the bank declared and paid C$70 million in dividends on HSBC Bank Canada common shares, unchanged from the same period in 2009. The total common dividends for 2010 are not expected to exceed the amounts declared and paid in 2009.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be payable on 31 December 2010, for shareholders of record on 15 December 2010.

Reclassification and presentation

The bank provides services or enters into transactions with a number of HSBC Group companies regarding the sharing of cost of development by Canadian employees for certain technology platforms used by HSBC around the world. In previous periods, the salary and related direct expenses for these employees and the recovery of these expenditures were reported on a net basis as part of "Non-interest expenses - Other". Effective for the first quarter of 2010, the impact of these transactions has been reported on a gross basis by increasing the appropriate expense categories and the recovery of these expenditures has been reclassified to "Non-interest revenue, Other". Prior periods have also been reclassified to conform to the current year's presentation.

The impact of this reclassification resulted in increases in these reported items as follows:

	Quarter ended			Nine months ended
Figures in C$ millions	30 September	30 June	30 September	30 September	30 September
	2010	2010	2009	2010	2009

Non-interest revenue
Other	$53	$40	$32	$131	$104

Non-interest expense
Salaries and employee benefits	21	22	21	65	68
Premises and equipment	1	-	1	2	4
Other	31	18	10	64	32
	$53	$40	$32	$131	$104

The impact of these items on the cost efficiency ratios was an increase for each of the periods as follows:

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2010	2010	2009	2010	2009

Cost efficiency ratio	3.9%	3.0%	2.5%	3.3%	2.8%

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices, including over 140 bank branches, and is the leading international bank in Canada. With around 8,000 offices in 87 countries and territories and assets of US$2,418 billion at 30 June 2010, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's third quarter 2010 report will be sent to shareholders in November 2010.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

HSBC Bank Canada	Summary

	Quarter ended			Nine months ended
Figures in C$ millions	30 September	30 June	30 September	30 September	30 September
(except per share amounts)	2010	2010	2009	2010	2009

Earnings
Net income attributable to common shares	$89	$152	$101	$325	$300
Basic earnings per share (C$)	0.18	0.30	0.20	0.65	0.60

Performance ratios (per cent)
Return on average common equity	9.9	17.6	11.8	12.4	11.7
Return on average assets	0.49	0.85	0.55	0.60	0.56
Net interest marginW	2.50	2.55	2.36	2.52	2.36
Cost efficiency ratioWW	59.2	53.2	54.7	57.6	52.8
Non-interest revenue: total revenue ratioWWW	35.3	40.8	37.6	35.8	42.0

Credit information
Gross impaired credit exposures	$917	$911	$1,139
Allowance for credit losses
- Balance at end of period	621	605	709
- As a percentage of gross impaired credit exposures	67.7%	66.4%	62.6%
- As a percentage of gross loans and acceptances	1.5%	1.4%	1.6%

Average balances
Assets	$72,288	$72,109	$72,202	$72,142	$71,338
Loans	35,512	36,220	38,934	36,156	40,461
Deposits	53,344	52,929	52,612	53,198	51,585
Common equity	3,610	3,433	3,366	3,504	3,417

Capital ratios (per cent)WWWW
Tier 1	13.1	13.0	11.7
Total capital	15.8	15.6	14.4

Total assets under administration
Funds under management	$29,707	$27,890	$27,035
Custody accounts	9,389	9,535	10,336
Total assets under administration	$39,096	$37,425	$37,371

W Net interest margin is net interest income divided by average interest earning assets for the period.
WWThe cost efficiency ratio is defined as non-interest expenses divided by total revenue. Reclassified for certain group technology changes as noted above: Reclassification and presentation.
WWW Net interest revenue: total revenue ratio. Reclassified as noted in WW above.
WWWW Calculated using guidelines issued by the Office of the Superintendent of Financial Institution Canada in accordance with Basel II capital adequacy framework.

HSBC Bank Canada	Consolidated Statement of Income (Unaudited)

	Quarter ended			Nine months ended
Figures in C$ millions	30 September	30 June	30 September	30 September	30 September
(except per share amounts)	2010	2010	2009	2010	2009

Interest income:
Loans	$470	$444	$471	$1,354	$1,518
Securities	76	70	68	214	204
Deposits with regulated financial institutions	4	3	3	11	10
	550	517	542	1,579	1,732

Interest expense:
Deposits	130	98	138	325	522
Interest bearing liabilities of subsidiaries, other than deposits	16	18	26	60	95
Debentures	8	8	10	25	29
	154	124	174	410	646

Net interest income	396	393	368	1,169	1,086

Non-interest revenue:
Deposit and payment service charges	28	28	29	83	83
Credit fees	49	49	43	143	116
Capital market fees	24	27	35	83	95
Investment administration fees	36	36	30	105	84
Foreign exchange	12	13	12	36	31
Trade finance	6	5	6	17	19
Trading revenue (loss)	19	46	(15)	85	74
Gains (losses) on available-for-sale and other securities	3	6	(13)	12	9
Securitization income	22	12	24	72	63
Other	81	74	59	218	153
Other mark-to-market accounting (losses) gains, net	(64)	(25)	12	(201)	61
	216	271	222	653	788
Total revenue	612	664	590	1,822	1,874

Non-interest expenses:
Salaries and employee benefits	187	188	185	552	557
Premises and equipment	42	47	41	131	128
Other	133	118	97	367	304
	362	353	323	1,050	989

Net operating income before provision for credit losses	250	311	267	772	885
Provision for credit losses	97	66	97	226	384
Income before provision for income taxes and non-controlling interest in income of trust	153	245	170	546	501
Provision for income taxes	42	71	48	156	141
Non-controlling interest in income of trust	6	7	6	19	19
Net income	$105	$167	$116	$371	$341

Preferred share dividends	16	15	15	46	41
Net income attributable to common shares	$89	$152	$101	$325	$300

Average common shares outstanding (000)	498,668	498,668	498,668	498,668	498,668
Basic earnings per share (C$)	0.18	0.30	0.20	0.65	0.60

HSBC Bank Canada	Condensed Consolidated Balance Sheet (Unaudited)

	At 30 September	At 31 December	At 30 September
Figures in C$ millions	2010	2009	2009

Assets
Cash resources:
Cash and non-interest bearing deposits with the Bank of Canada and other banks	$852	$652	$1,190
Deposits with regulated financial institutions	1,708	1,245	1,278
	2,560	1,897	2,468

Securities:
Available-for-sale	15,160	12,682	11,835
Held-for-trading	2,574	1,986	2,085
Other	43	41	41
	17,777	14,709	13,961

Securities purchased under reverse repurchase agreements	7,274	8,496	7,743

Loans:
Business and government	17,207	18,442	19,000
Residential mortgages	11,067	11,359	11,353
Consumer finance loans	2,653	3,199	3,334
Other consumer loans	5,969	5,742	5,698
Allowance for credit losses	(621)	(638)	(709)
	36,275	38,104	38,676
Other:
Customers' liability under acceptances	4,848	4,966	5,507
Derivatives	1,462	1,100	1,230
Land, buildings and equipment	124	142	127
Other assets	3,800	1,923	1,907
	10,234	8,131	8,771
	$74,120	$71,337	$71,619

Liabilities and shareholders' equity
Deposits:
Regulated financial institutions	$856	$754	$1,017
Individuals	21,481	21,578	21,862
Businesses and governments	29,554	27,875	26,589
	51,891	50,207	49,468
Other:
Acceptances	4,848	4,966	5,507
Interest bearing liabilities of subsidiaries, other than deposits	2,441	3,324	3,363
Derivatives	1,210	897	1,091
Securities sold under repurchase agreements	2,069	2,517	2,894
Securities sold short	1,896	1,148	1,046
Other liabilities	3,977	2,650	2,657
Non-controlling interest in trust and subsidiary	430	430	430
	16,871	15,932	16,988

Subordinated debentures	751	834	834
Shareholders' equity:
Capital stock
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Contributed surplus	11	7	5
Retained earnings	2,228	2,113	2,035
Accumulated other comprehensive income	197	73	118
	4,607	4,364	4,329
Total liabilities and shareholders' equity	$74,120	$71,337	$71,619

HSBC Bank Canada	Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
Figures in C$ millions	2010	2010	2009	2010	2009

Cash flows provided by (used in):
- operating activities	$(567)	$143	$505	$120	$546
- financing activities	759	191	899	97	(1,117)
- investing activities	71	(305)	(902)	(19)	1,328

Increase in cash and cash equivalents	263	29	502	198	757
Cash and cash equivalents, beginning of period	574	545	675	639	420
Cash and cash equivalents, end of period	$837	$574	$1,177	$837	$1,177

Represented by:
- Cash resources per balance sheet	$852	$588	$1,190
- less non-operating depositsW	(15)	(14)	(13)
- Cash and cash equivalents, end of period	$837	$574	$1,177

W Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.

HSBC Bank Canada	Customer Group Segmentation (Unaudited)

The bank reports and manages its operations according to the customer group definitions of the HSBC Group.

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2010	2010	2009	2010	2009

Personal Financial Services
Net interest income	$77	$74	$95	$225	$262
Non-interest revenue	110	102	84	328	249
Total revenue	187	176	179	553	511
Non-interest expenses	167	162	155	487	459
Net operating income	20	14	24	66	52
Provision for credit losses	6	6	9	21	28
Income before taxes	14	8	15	45	24
Provision for income taxes	3	2	2	12	4
Non-controlling interest in income of trust	1	2	1	4	4
Net income	10	4	12	29	16
Preferred share dividends	1	2	1	5	4
Net income attributable to common shares	$9	$2	$11	$24	$12
Average assets	$17,769	$18,449	$18,643	$18,145	$18,225

Commercial Banking
Net interest income	$190	$184	$180	$562	$520
Non-interest revenue	102	100	70	290	226
Total revenue	292	284	250	852	746
Non-interest expenses	108	107	88	312	281
Net operating income	184	177	162	540	465
Provision for credit losses	57	32	36	113	152
Income before taxes	127	145	126	427	313
Provision for income taxes	34	43	33	121	86
Non-controlling interest in income of trust	4	4	4	12	12
Net income	89	98	89	294	215
Preferred share dividends	6	5	5	16	13
Net income attributable to common shares	$83	$93	$84	$278	$202
Average assets	$21,977	$23,008	$23,741	$22,589	$24,706

Global Banking and Markets
Net interest income	52	53	7	144	16
Non-interest (loss) revenue	(5)	54	69	1	302
Total revenue	47	107	76	145	318
Non-interest expenses	40	40	37	117	105
Net operating income	7	67	39	28	213
Provision for credit losses	-	(1)	5	(3)	13
Income before taxes	7	68	34	31	200
Provision for income taxes	1	18	15	7	64
Non-controlling interest in income of trust	1	1	1	3	3
Net income	5	49	18	21	133
Preferred share dividends	2	2	2	5	4
Net income attributable to common shares	$3	$47	$16	$16	$129
Average assets	$29,874	$27,774	$26,490	$28,528	$24,773

Consumer Finance
Net interest income	77	82	86	238	288
Non-interest revenue (loss)	9	15	(1)	34	11
Total revenue	86	97	85	272	299
Non-interest expenses	47	44	43	134	144
Net operating income	39	53	42	138	155
Provision for credit losses	34	29	47	95	191
Income (loss) before taxes	5	24	(5)	43	(36)
Provision for (recovery of) income taxes	4	8	(2)	16	(13)
Net income (loss)	1	16	(3)	27	(23)
Preferred share dividends	7	6	7	20	20
Net (loss) income attributable to common shares	$(6)	$10	$(10)	$7	$(43)
Average assets	$2,668	$2,878	$3,328	$2,880	$3,634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 4 November, 2010